EXHIBIT 99.1

RADVISION Revises Outlook for 2011 Third Quarter

Press Release
Source: RADVISION
On Wednesday October 5, 2011, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® (Nasdaq:RVSN - News) announced today that based on preliminary results, the Company expects to report revenues for the third quarter of 2011 in the range of $17.0 million to $17.5 million. As a result, the net loss for the third quarter is expected to range from $0.35 to $0.39 per diluted share on a GAAP basis and from $0.30 to $0.34 per diluted share on a non-GAAP basis.

The Company’s initial forecast for the third quarter of 2011 reported on August 2 was for revenues of approximately $19 million and a net loss of approximately $0.32 per diluted share on a GAAP basis and $0.27 per diluted share on a non-GAAP basis. This non-GAAP amount excludes stock-based compensation expense of $0.5 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.4 million.

The revised third quarter outlook is primarily the result of lower than anticipated revenues in the Company’s Video Business Unit (VBU), which are expected to approximate $13.0 million to $13.5 million.

Boaz Raviv, Chief Executive Officer, commented: “Our full focus is on executing our plan to transform RADVISION into an end-to-end video conferencing provider, to expand our base of channel partners and to return to profitable growth. While our progress was slower than expected in the third quarter amidst challenging economic conditions and an intensely competitive environment, we are continuing to invest in market penetration and in R&D because of our full confidence in the competitive strength of our award-winning video conferencing technology and in our strategy.”

The Company will report final results for the third quarter on Thursday, October 27, 2011.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net